Exhibit 99.1

Borr Drilling Limited announces agreement to defer $1.4 billion of debt maturities and yard instalments to 2025

Hamilton, Bermuda, 27 December 2021: Borr Drilling Limited (the “Company”) (NYSE and OSE: BORR) is pleased to announce that it has reached agreements in principle with its largest creditors, the Singaporean yards, to refinance and defer a combined $1.4 billion debt maturities and delivery instalments from 2023 to 2025. This is a major step forward in the Company’s previously announced target to address its debt maturities and commitments currently due in 2023.

In return for these concessions, the Company has agreed to make cash repayments on the accrued costs and capitalised PIK interest owed to the yards during 2022 and 2023, in addition to what was agreed in the January 2021 amendments. These additional payments amount to $22.4 million at the completion of the amendment agreements for the deferral (including $6.5 million of amendment fee), expected to be in January 2022 and an additional $28.6 million payable later in 2022. It is also agreed that the payment of the remaining deferred yard costs and capitalised interest originally due in 2023 will be paid out during 2023 and 2024. In addition, regular payments of cash interest and capital costs for deferring deliveries will commence in 2023. The agreement in principle also contemplates applying a portion of future net equity offerings (approximately 35%) to repay amounts owed to the yards, first to be applied to the accrued and capitalised costs, and secondly to repay principal.

Both agreements are subject to the yards’ board approvals, expected in mid-January 2022, and the consent from the Company’s other creditors.

The Company expects to seek raising approximately $30 million in new equity to cover the incremental $22.4 million cash payments due to the shipyards at the completion of the agreements.

Based on the contracted backlog, expected roll-over of current contracts and additional contract awards through 2022, Borr Drilling expects to have at least 18 rigs operating mid 2022, generating a significantly higher level of Adjusted EBITDA compared to the $20 million reported in the third quarter 2021 with 13 rigs operating. The new debt structure with no scheduled debt amortisation to the yards and reasonable interest cost level until 2025 secures a low cash break even for the Company.

“Borr Drilling is very appreciative of the support received from its main creditors. It is a testament to the trust placed in Borr Drilling, and confidence in the recovery of the market we now see unfolding. With a very large portion of the debt now being deferred, strong operational performance on our 18 rigs contracted and the expected further improvements in Adjusted EBITDA, we are positioned to fully benefit from a recovery in the jack-up drilling market. We believe that the current transaction benefits all stake-holders, creating a long-term solution with upside for both debt and equity holders” says CEO Patrick Schorn

This agreement in principle with the yard, if approved, contemplates that Borr Drilling will refinance maturities of its Senior Secured Credit Facilities and Hayfin facilities and convertible bonds to mature in 2025 or later and if such refinancing is not complete by June 2022, the refinancing of maturities and delivery deferrals will revert to the current schedule.  Borr Drilling will continue to engage with these lenders to find a solution to defer or refinance the remaining debt maturities currently due in 2023, giving the Company a complete long-term financing solution.

Hamilton, Bermuda

27 December 2021

Forward looking statements

This announcement includes forward looking statements, which may be identified by words such as "anticipate", "believe", "continue", "estimate", "expect", "intends", "may", "should", "will", "likely" and similar expressions and include statements with respect to the agreement in principle with the yards, including the expected terms and conditions of such agreement in principle, expected payments to the yards under such agreement in principle, the expected approval of such agreement by the boards of directors of the yards, the plan to seek an equity raise and the intended amount of such raise and expected conditions of such a raise, expected Adjusted EBITDA in 2022, our expectation that we will be able to benefit from an expected recovery in the market, the expectation that this agreement in principle with the yards will create the basis for a long term solution with upside for debt and equity and other expected benefits of the agreement in principle with lenders and our plan to seek an agreement with other creditors and other non-historical statements.  The forward-looking statements in this announcement are subject to risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein, including risks relating to the agreement in principle with the yards,  including the risk that board approvals for the agreements above are not obtained, the risk that we are unable to obtain necessary consents from other creditors, raise the required equity or reach final agreement and execute definitive documentation with the yards for this agreement in principle and risks relating to the final terms of such agreements, risks relating to meeting conditions to these agreements, including the payment requirements of these agreements, the risk that we may not be able to refinance our Senior Secured Credit and Hayfin facilities and convertible notes  required a condition to this agreement with the yards, risks relating to the contemplated equity raise risks relating to our liquidity including the risk that we may have insufficient liquidity to fund our operations,  risks relating to business and industry including industry conditions, the risks that actual results will be lower than those anticipated, risks relating to cash flows from operations, the risk that we may be unable to raise necessary funds through issuance of additional debt or equity or sale of assets and the risk that future equity raises will dilute existing shareholders, risks relating to our debt instruments including risks relating to our ability to comply with covenants and obtain any necessary waivers including risks relating to the covenant waiver under the Senior Secured Credit facility which extends to the end of March 2022 including risks associated with obtaining an extension of such waiver and the risk of cross defaults, risks relating to our ability to meet our debt obligations and obligations under rig purchase contracts and other risks included in our filings with the Securities and Exchange Commission including those set forth under “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2020 and prospectuses filed with the Norwegian NSA.

This announcement does not constitute an offer to buy, sell or subscribe for any securities described herein. The equity raise referenced herein has not been and will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

NON GAAP MEASURES AND RECONCILIATIONS

Set forth below is a reconciliation of Net Loss to Earnings Before Interest, Tax and Depreciation (“Adjusted EBITDA”) in Q3 2021

(in US$ millions)	Q3 - 2021
Net loss	(32.6)
Depreciation of non-current assets	28.4
Loss/(Income) from equity method investments	(3.8)
Financial expense	26.6
Income tax expense	4.7
Amortization of mobilization costs	1.7
Amortization of mobilization revenue	(1.4)
Gain on sale of investments in joint ventures	(3.6)
Adjusted EBITDA	20.0